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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2004

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                       THE BANK OF TOKYO-MITSUBISHI, LTD.
                 (Translation of registrant's name into English)

           7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
                    (Address of principal executive offices)


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             [Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                   -----           -----



  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes       No   X
                                   -----    -----

   This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 26, 2004

                                       THE BANK OF TOKYO-MITSUBISHI, LTD.



                                   By: /s/  Junichirou Otsuda
                                       --------------------------------------
                                       Junichirou Otsuda
                                       Chief Manager
                                       General Affairs Office

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                                          Mitsubishi Tokyo Financial Group, Inc.

                      Liquidation of Kimitsu Diamond Agency

Tokyo, January 26, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) announced today that The Bank of Tokyo-Mitsubishi, Ltd. (BTM), a consolidated subsidiary of MTFG, has decided to liquidate Kimitsu Diamond Agency Co., Ltd., a consolidated subsidiary of BTM.

1. Outline of Kimitsu Diamond Agency Co., Ltd.

(1) Address:                1 Kimitsu, Kimitsu-shi, Chiba-ken, Japan
(2) Managing Director:      Sadamu Mizushima
(3) Capital:                Japanese yen 10 million
(4) Business:               Bank agency

2. Reason for Liquidation

Kimitsu Diamond Agency Co., Ltd. was established as the operating company for BTM's Kimitsu Agency. As this agency will be closed, it has been decided to liquidate Kimitsu Diamond Agency Co., Ltd.

3. Timing of liquidation

Liquidation is expected by the end of May 2004.

4. Impact on MTFG's business forecast

This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

                                      * * *

For further information, please contact:
Seiji Itai, Chief Manager,
Corporate Communications Office, MTFG
Tel: 81-3-3240-8136